Exhibit 21.1

SUBSIDIARIES
OF
VERSO PAPER HOLDINGS LLC

State of Incorporation
Name	or Organization
Verso Paper LLC	Delaware
Verso Paper Inc.	Delaware
Verso Androscoggin LLC	Delaware
Verso Bucksport LLC	Delaware
Bucksport Leasing LLC	Delaware
Verso Maine Energy LLC	Delaware
Verso Quinnesec LLC	Delaware
Verso Sartell LLC	Delaware
nexTier Solutions Corporation	California